TAL Education Group

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

May 31, 2022

VIA EDGAR

Mr. Donald Field

Ms. Mara Ransom

Mr. Scott Stringer

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 28, 2021
Form 6-K filed November 15, 2021
Response Dated March 29, 2022
File No. 001-34900

Dear Mr. Field, Ms. Ransom, Mr. Stringer and Mr. Parker:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 17, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2021 filed with the Commission on May 7, 2021 (the “Form 20-F”) and Form 6-K filed on November 15, 2021 (the “Form 6-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F or the Form 6-K.

Annual Report on Form 20-F

Item 3. Key Information, page 3

TAL Education Group

May 31, 2022

1.	We note your response to comment 4 and reissue in part. We note your intentions to move the diagram of the company's corporate structure on page 82 of the Form 20-F to Item 3 in future Form 20-F filings. With respect to the disclosed contractual arrangements with the VIEs in the diagram, please revise to use dashed lines without arrows. Additionally, describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. In this regard, we note that your proposed disclosure in future Form 20-F filings does not specifically discuss the above disclosure topics but instead cross-references to disclosure later in the Form 20-F. Please revise your proposed disclosure to address the disclosure topics in Item 3 of future Form 20-F filings.

In response to the Staff’s comment, the Company respectfully proposes to revise the proposed disclosure as follows (with underlines and strike lines showing the changes against the proposed disclosure in the prior response) at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“A series of contractual agreements, including exclusive business service agreements, call option agreements, equity pledge agreements, letters of undertaking, and power of attorney agreements by and among our PRC subsidiaries, the Consolidated Affiliated Entities and their respective shareholders. These contractual agreements include:

(i) exclusive business service agreements, pursuant to which TAL Beijing or its designated affiliates have the exclusive right to provide the VIEs and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services and relevant VIEs agreed to pay service fees annually or regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion, and TAL Beijing or its designated affiliates is entitled to charge the Consolidated Affiliated Entities service fees regularly that amount to substantially all of the net income of the Consolidated Affiliated Entities before the service fees;

(ii) call option agreements, pursuant to which the respective shareholders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the shareholders part or all of the equity interests in the respective VIEs for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of the respective VIEs or where we otherwise deem it necessary or appropriate to exercise the option, and TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full;

TAL Education Group

May 31, 2022

(iii) equity pledge agreements, as supplemented, pursuant to which the respective shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests in the respective VIEs to TAL Beijing to guarantee performance of the obligations of the respective VIEs and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing;

(iv) letters of undertaking, pursuant to which all shareholders of the VIEs covenanted with and undertook to TAL Beijing that, if, as the respective shareholders of the VIEs, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from the respective VIEs, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore; and

(v) power of attorney agreements, pursuant to which each of the shareholders of the VIEs has executed an irrevocable power of attorney appointed TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on matters of the respective VIEs requiring shareholder approval, and TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors.

In addition, the spouse of each shareholder, who is a natural person, of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

Terms contained in each set of contractual arrangements with the Consolidated Affiliated Entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the Consolidated Affiliated Entities for accounting purposes, and we have consolidated the financial results of the Consolidated Affiliated Entities in our consolidated financial statements. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.”~~ Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

TAL Education Group

May 31, 2022

The following diagram sets out details of our corporate structure, including the VIE contractual arrangements, as of February 28, 2022:

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 26.3% of the common shares and 71.8% of the voting power of TAL Education Group as of April 30, 2022.
(2)	Mr. Yachao Liu is our chief operating officer who owned 4.1% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2022.
(3)	Mr. Yunfeng Bai is our director who owned less than 1.0% of the common shares and 0.3% of voting power of TAL Education Group as of April 30, 2022.
(4)	Among the 63 schools, seven schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities~~,~~. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by the Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from the Consolidated Affiliated Entities. In addition, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause the Consolidated Affiliated Entities to breach, or refuse to renew, the existing VIE Contractual Arrangements. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As such, ~~and~~ we may incur substantial costs to enforce the terms of the arrangements. In addition, our contractual arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition~~.~~” for further details.

TAL Education Group

May 31, 2022

Our corporate structure is subject to unique risks associated with our contractual arrangements with the Consolidated Affiliated Entities. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.””

2.	We note your response to comment 5 and reissue in part. We note your proposed "Summary of Risk Factors" to be included in future Form 20-F filings. Revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time. Additionally, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please revise the proposed disclosure to provide specific cross-references for each of the risks discussed under "Risks Related to Our Corporate Structure" and "Risks Related to Doing Business in China" to the more detailed discussions of these risks in future Form 20-F filings. In this regard, the specific cross-references should include the specific risk factor title, as applicable, and associated page number.

In response to the Staff’s comment, the Company respectfully proposes to revise the proposed disclosure as follows (with underlines and strike lines showing the changes against the proposed disclosure in the prior response) in its future Form 20-F filings, subject to updates and adjustments to be mad in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

•	TAL Education Group is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities with which we have maintained contractual arrangements. Investors of our ADSs thus are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” on page 33 for details.

TAL Education Group

May 31, 2022

•	We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership. See the risk factor on page 34 for details.
•	Any failure by the VIEs or their respective shareholders to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition. See the risk factor on page 35 for details.
•	The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See the risk factor on page 35 for details.

Risks Related to Doing Business in China

~~•~~	~~Uncertainties with respect to PRC regulatory restrictions on after-school services have a material adverse effect on us.~~
~~•~~	~~PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.~~
•	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” on page 37 for details.
•	We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 37 for details.

TAL Education Group

May 31, 2022

•	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations. See the risk factor on page 39 for details.
•	The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 41 for details.
•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See the risk factor on page 44 for details.
•	Our ADSs will be delisted and our ADSs and shares will prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024, or ~~as early as~~  in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 44 for details.

TAL Education Group

May 31, 2022

•	We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the Consolidated Affiliated Entities by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” on page 46 for details.”

3.	We note your response to comment 6 and reissue in part. We note your proposed disclosure to be included in future Form 20-F filings. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have the necessary permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained. Please also explain the basis for your conclusions, such as why you are not required to have a cybersecurity review by the CAC. Additionally, the proposed disclosure related to permission and approvals should not be qualified by materiality. Please make appropriate revisions to your proposed disclosure.

TAL Education Group

May 31, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the proposed disclosure as follows (with underlines and strike lines showing the changes against the proposed disclosure in the prior response) at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and Consolidated Affiliated Entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than ~~the uncertainties~~ as ~~discussed~~ disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our ~~tutoring services~~ continuing business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations” and “—If we fail to obtain and maintain the licenses and approvals as well as registrations and filings required under the uncertain regulatory environment for online education in China, our business, financial condition and results of operations may be materially and adversely affected,” based on the advice of our PRC counsel, we believe our PRC subsidiaries and Consolidated Affiliated Entities have obtained the requisite licenses and permits from the PRC government authorities that are necessary ~~material~~ for the business operations of ~~our holding company,~~ our PRC subsidiaries and the Consolidated Affiliated Entities in China, including, among others, the Permit for Operating a Private School, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, and the Permit for Operating Publications Business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations ~~in the future~~.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the Consolidated Affiliated Entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE.

TAL Education Group

May 31, 2022

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.””

4.	We note your response to comment 7 and reissue in part. We note your proposed disclosure to be included in future Form 20-F filings. Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please also revise the proposed disclosure to quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Lastly, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the proposed disclosure as follows (with underlines and strike lines showing the changes against the proposed disclosure in the prior response) at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows Through Our Organization

. . .

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May 31, 2022

(ii) Our subsidiaries, including our PRC subsidiaries, could declare dividends or other distributions to their shareholders and eventually to TAL Education Group. As of the date of this annual report, no dividends or distributions have been made to TAL Education Group by our PRC subsidiaries or other subsidiaries. Our PRC subsidiaries are permitted to pay dividends to their shareholders and eventually to TAL Education Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. For any amounts owed by the Consolidated Affiliated Entities to our PRC subsidiaries under the VIE agreements, unless otherwise required by the PRC tax authorities, we are able to have such amounts settled without limitations under the currently effective PRC laws and regulations, provided that the Consolidated Affiliated Entities have sufficient funds to do so. In the fiscal years ended February 28/29, 2020, 2021 and 2022, our relevant PRC subsidiaries collectively charged $726.7 million, $1,123.5 million and $ million in service fees, respectively, to the Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $776.3 million, $784.4 million and $ million in service fees to relevant PRC subsidiaries in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As of February 28/29, 2020, 2021 and 2022, the balance of the amount payable for the fees was $78.4 million, $417.5 million and $ million, respectively. In the fiscal year ended February 29, 2020, the Consolidated Affiliated Entities provided funds to relevant PRC subsidiaries of $1,539.7 million and collected repayment of $1,762.4 million in the subsequent year.

For the details of the financial position, cash flows and results of operation of the Consolidated Affiliated Entities, please refer to the “Item 3. Key information—Financial Information Related to the Consolidated Affiliated Entities.”

. . .

In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010, the date we declared this dividend out of our cash balance. In December 2012, we paid a $39.0 million cash dividend with $0.25 per share to our shareholders of record at the close of business on December 7, 2012 out of our cash balance. In May 2017, we paid $41.2 million special cash dividend with $0.25 per share to our shareholders of record at the close of business on May 11, 2017 out of our cash balance. No dividends or distributions have been made to the holding company by WFOEs, the Consolidated Affiliated Entities or other subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

We currently do not have cash management policies in place that dictate how funds are transferred between TAL Education Group, our subsidiaries, the Consolidated Affiliated Entities and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

TAL Education Group

May 31, 2022

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as cost and expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and Consolidated Affiliated Entities qualify for a preferential income tax rate which is lower than the statutory rate of 25% in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the Consolidated Affiliated Entities will be distributed as fees to TAL Beijing under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the Consolidated Affiliated Entities exceed the service fees paid to TAL Beijing (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the Consolidated Affiliated Entities could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the Consolidated Affiliated Entities. This would result in such transfer being non-deductible expenses for the Consolidated Affiliated Entities but still taxable income for our PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

5.	Please revise your proposed disclosure in the "Cash and Assets Flows Through Our Organization" section, in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

TAL Education Group

May 31, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in “Cash and Assets Flows Through Our Organization” section, the summary risk factors section, and risk factors section to include the following disclosure (with underlines showing insertion), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows Through Our Organization

TAL Education Group is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the Consolidated Affiliated Entities in China. As a result, although other means are available for us to obtain financing at the holding company level, TAL Education Group’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the Consolidated Affiliated Entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TAL Education Group. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the Consolidated Affiliated Entities by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

. . .”

“Summary of Risk Factors

. . .

Risks Related to Doing Business in China

. . .

•	We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the Consolidated Affiliated Entities by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” on page 41 for details.”

TAL Education Group

May 31, 2022

“We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and the Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the Consolidated Affiliated Entities by the PRC government to transfer cash or assets. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of learning equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Private Education—The Private Education Law and the Implementation Rules for Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.”

TAL Education Group

May 31, 2022

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies in your proposed disclosure in the "Cash and Assets Flows Through Our Organization" section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in the "Cash and Assets Flows Through Our Organization" section that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in “Cash and Assets Flows Through Our Organization” section to include the following disclosure (with underlines showing insertion), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows Through Our Organization

. . .

We currently do not have cash management policies in place that dictate how funds are transferred between TAL Education Group, our subsidiaries, the Consolidated Affiliated Entities and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. . . .”

Item 3.(d) Risk Factors, page 5

7.	We note your response to comment 11 and reissue. We note your proposed disclosure and new risk factor to be included in future Form 20-F filings. Please revise your proposed disclosure and risk factor to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that the risk factor is drafted in the passive tense rather than the company providing affirmative statements regarding its compliance with the regulations and policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully propose to insert the risk factor in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

TAL Education Group

May 31, 2022

We routinely collect, store and use personal information and other data during the ordinary course of our business. If we are unable to protect the personal information and other data we collect, store and use from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners or personal information subject of the information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data on the internet and mobile platforms including, without limitation, the PRC Civil Code, the PRC Cybersecurity Law, the PRC Data Security Law and the PRC Personal Information Protection Law. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Laws of Protection of Personal Information of Citizen” and “—Cybersecurity and Data Security.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

TAL Education Group

May 31, 2022

•	In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In January 2022, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. In August 2021, the state council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector and the operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•	In November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

TAL Education Group

May 31, 2022

Personal Information and Privacy

•	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•	In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. As advised by our PRC counsel, there are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice as they are relatively new. We may need to adjust our business to comply with the data security and cybersecurity requirements from time to time and we have taken measures to comply with applicable data-related laws and regulations.

TAL Education Group

May 31, 2022

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In the event that residents of the European Economic Area access our website or our mobile apps and input protected information, we may become subject to provisions of the GDPR.”

General

8.	We note your response to comment 16 and reissue in part. Please confirm that you will amend the referenced Form 6-K to provide ADS holders with the additional information set forth in your response.

The Company respectfully advises the Staff that, the additional information set forth in the response has been substantially disclosed in the section titled “Recent Development” in the Company’s current report on Form 6-K furnished with the SEC on January 14, 2022 and in the section titled “Recent Development” in Exhibit 99.1 to the Company’s current report on Form 6-K furnished with the SEC on February 21, 2022, and that the Company intends to substantially include such additional information in its annual report on Form 20-F for the fiscal year ended on February 28, 2022.

*        *        *

Very truly yours,

/s/ Alex Zhuangzhuang Peng
Alex Zhuangzhuang Peng
President and Chief Financial Officer

cc:	Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP